SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 6 August 2004

JULY 2004 TRAFFIC

➢	Sustained growth in passenger activity: traffic up 9.5% and load factor up 1.1 points to 82.0%
➢	Strong cargo activity: traffic up 12.2%

Passenger Operations

The Air France-KLM Group performance remained strong in July with a 1.1-point improvement in load factor which reached 82.0%, as traffic increased by 9.5% on 8.0% higher capacity. In July 2004, the group carried more than 6 million passengers (up 5.7%).

All long-haul routes posted improving load factors in excess of 80%. Activity in the Caribbean & Indian Ocean sector improved significantly compared to previous months: load factor gained 1.1 points in July compared with an 8.5 point drop in June.

The European medium-haul network (including the French domestic market) posted a satisfactory performance with traffic growth matching capacity.

As in previous months, both airlines achieved sustained activity levels:

-	Air France traffic rose by 9.3% for a 7.5% increase in capacity, resulting in a 1.3 point improvement in load factor to reach 80.7%.

-	KLM traffic increased by 9.8% on 9.0% higher capacity. Load factor reached the high level of 84.4%, up 0.6 points.

Cargo Operations

In July 2004, Air France-KLM cargo activity remained buoyant with consolidated traffic increasing by 12.2% for an 11.0% rise in capacity. Cargo load factor gained 0.7 points to 67.3%.

-	For Air France alone, cargo traffic went up 12.4% while capacity grew by 10.6%, leading to a 1-point improvement in load factor to 62.0%.

-	KLM cargo traffic increased in line with capacity: +11.9% and +11.7% respectively. The cargo load factor stood at 75.2%, up 0.1 points.

Forthcoming events

-	Q1 2004-05 turnover: Friday 13 August 2004

-	Q1 2004-05 results: Thursday 2 September 2004 (analyst meeting at Paris-CDG at 3:00 pm)

-	Annual General Meeting of Shareholders: Wednesday 15 September 2004

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr – website: www.airfrance-finance.com

STATISTICS

Passenger Operations (million)

	July			Cumulative
Total Group	2004	2003	%	2004	2003	%
Passengers carried (000)	6,054	5,729	5.7%	23,087	20,914	10.4%
Revenue pax-kilometers (RPK)	16,134	14,732	9.5%	59,372	51,549	15.2%
Available seat-kilometers (ASK)	19,673	18,208	8.0%	74,909	67,359	11.2%
Passenger load factor (%)	82.0%	80.9%	1.1	79.3%	76.5%	2.7

Europe (including France)
Passengers carried (000)	4,248	4,095	3.7%	16,545	15,315	8.0%
Revenue pax-kilometers (RPK)	3,333	3,193	4.4%	12,794	11,717	9.2%
Available seat-kilometers (ASK)	4,635	4,440	4.4%	18,140	16,690	8.7%
Passenger load factor (%)	71.9%	71.9%	0.0	70.5%	70.2%	0.3

America (North and South)
Passengers carried (000)	740	704	5.0%	2,692	2,358	14.1%
Revenue pax-kilometers (RPK)	5,366	5,151	4.2%	19,565	17,360	12.7%
Available seat-kilometers (ASK)	5,967	5,784	3.2%	22,486	20,640	8.9%
Passenger load factor (%)	89.9%	89.1%	0.9	87.0%	84.1%	2.9

Asia / Pacific
Passengers carried (000)	367	278	32.2%	1,365	911	49.8%
Revenue pax-kilometers (RPK)	3,222	2,416	33.4%	12,085	7,998	51.1%
Available seat-kilometers (ASK)	3,851	2,930	31.4%	14,954	11,331	32.0%
Passenger load factor (%)	83.7%	82.5%	1.2	80.8%	70.6%	10.2

Middle East and Africa
Passengers carried (000)	404	355	13.7%	1,449	1,216	19.2%
Revenue pax-kilometers (RPK)	2,071	1,856	11.6%	7,412	6,435	15.2%
Available seat-kilometers (ASK)	2,566	2,392	7.3%	9,657	8,712	10.9%
Passenger load factor (%)	80.7%	77.6%	3.1	76.8%	73.9%	2.9

Caribbean-Indian Ocean
Passengers carried (000)	296	296	(0.2%)	1,036	1,113	(6.9%)
Revenue pax-kilometers (RPK)	2,141	2,116	1.2%	7,515	8,039	(6.5%)
Available seat-kilometers (ASK)	2,655	2,661	(0.2%)	9,673	9,986	(3.1%)
Passenger load factor (%)	80.6%	79.5%	1.1	77.7%	80.5%	-2.8

Cargo Operations (million)

	July			Cumulative
Total Group	2004	2003	%	2004	2003	%
Revenue tonne-km (RTK)	889	792	12.2%	3,488	3,109	12.2%
Available tonne-km (ATK)	1,319	1,188	11.0%	5,081	4,529	12.2%
Cargo load factor (%)	67.3%	66.7%	0.7	68.6%	68.6%	0.0

Europe (including France)
Available tonne-km (ATK)	9	8	14.3%	35	31	10.8%
Revenue tonne-km (RTK)	42	38	9.3%	158	150	5.8%
Cargo load factor (%)	20.8%	19.8%	0.9	21.9%	21.0%	1.0
America (North and South)
Revenue tonne-km (RTK)	311	280	11.1%	1,197	1,110	7.8%
Available tonne-km (ATK)	454	437	3.8%	1,746	1,652	5.7%
Cargo load factor (%)	68.5%	64.0%	4.5	68.5%	67.2%	1.3

Asia / Pacific
Revenue tonne-km (RTK)	445	387	14.9%	1,751	1,505	16.4%
Available tonne-km (ATK)	602	497	21.1%	2,333	1,938	20.4%
Cargo load factor (%)	73.9%	77.9%	-4.0	75.1%	77.7%	-2.6

Middle East and Africa
Revenue tonne-km (RTK)	81	73	10.9%	316	280	12.9%
Available tonne-km (ATK)	134	126	6.5%	504	457	10.5%
Cargo load factor (%)	60.4%	58.0%	2.4	62.7%	61.3%	1.4

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	43	45	(3.1%)	188	182	3.6%
Available tonne-km (ATK)	88	90	(2.4%)	338	333	1.7%
Cargo load factor (%)	49.3%	49.6%	-0.3	55.7%	54.7%	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: August 6, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations